EXHIBIT C

PRESS RELEASE

Press Release No. 04-14

METALLICA RESOURCES ANNOUNCES MANAGEMENT CHANGES

October 28, 2004, Toronto, Ontario — Metallica Resources Inc. (TSX: MR, AMEX: MRB) announces the retirement of Mr. Fred Lightner from his position of Senior Vice President and Chief Operating Officer of the company effective November 30, 2004. Mr. Lightner will retain his position on the Board of Directors of both Metallica Resources Inc. and its Mexican subsidiary Minera San Xavier, S.A. de C.V. (MSX). Mr. Lightner has also agreed to enter into a consulting arrangement with Metallica Resources and to consider returning to MSX to manage the construction of its Cerro San Pedro project in Mexico when construction recommences.

Metallica’s Chairman, Craig J. Nelsen stated, “On behalf of the Board and all of the employees of both Metallica and MSX, I would like to thank Fred for his many years of service to Metallica. His contributions, professionalism, enthusiasm and sense of humor are deeply appreciated by all of us. Metallica and its shareholders are fortunate to have benefited from the services of someone like Fred and we all look forward to the time when he returns to manage the construction at the Cerro San Pedro project.”

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. At September 30, 2004 it had US$41.9 million in cash and cash equivalents with no debt. It currently has 82.7 million shares issued and outstanding. For further details on Metallica Resources, please visit the Company’s website at www.metal-res.com

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA’S FORM 20-F.